SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

TheMaven, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

88339B102

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
83,149,780 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
83,149,780 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,149,780 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.4%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percent of class is calculated based on 264,645,981 shares of common stock, par value $0.01 (the “Common Stock”), of TheMaven, Inc. (the “Issuer”) outstanding as of September 9, 2021 as reported by the Issuer in its definitive proxy statement filed on September 9, 2021.

(1)	Excludes 10,530,303 shares of Common Stock issuable upon conversion of the shares of the Issuer’s Series H Convertible Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”) held by BRC Partners Opportunity Fund, LP (“BRPLP”), B. Riley Principal Investments, LLC (“BRPI”) and BRF Investments, LLC (“BRFI”), as applicable, which cannot be acquired by the Reporting Persons within 60 days due to a 4.99% beneficial ownership limitation applicable to the Series H Preferred Stock and the Warrants that prevents the Reporting Persons from converting the shares of Series H Preferred Stock beneficially owned by them as of the date hereof (the “Beneficial Ownership Limitation”). See Item 6 of this Schedule 13D (as defined below).

(2)	Excludes 875,000 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock (the “Warrants”) held by BRPLP and BRFI. See Item 6 of this Schedule 13D.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,612,089 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,612,089 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,612,089 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*	Percent of class is calculated based on 264,645,981 shares of Common Stock outstanding as of September 9, 2021 as reported by the Issuer in its definitive proxy statement filed on September 9, 2021.

(1)	Excludes 7,575,758 shares of Common Stock issuable upon conversion of 2,500 shares of Series H Preferred Stock held by BRPLP, which cannot be acquired by BRPLP within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D.

(2)	Excludes 250,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP. See Item 6 of this Schedule 13D.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,612,089 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,612,089 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,612,089 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on 264,645,981 shares of Common Stock outstanding as of September 9, 2021 as reported by the Issuer in its definitive proxy statement filed on September 9, 2021.

(1)	Excludes 7,575,758 shares of Common Stock issuable upon conversion of 2,500 shares of Series H Preferred Stock held by BRPLP, which cannot be acquired by BRPLP within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D.

(2)	Excludes 250,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP. See Item 6 of this Schedule 13D.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,612,089 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,612,089 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,612,089 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA, OO

*	Percent of class is calculated based on 264,645,981 shares of Common Stock outstanding as of September 9, 2021 as reported by the Issuer in its definitive proxy statement filed on September 9, 2021.

(1)	Excludes 7,575,758 shares of Common Stock issuable upon conversion of 2,500 shares of Series H Preferred Stock held by BRPLP, which cannot be acquired by BRPLP within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D.

(2)	Excludes 250,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP. See Item 6 of this Schedule 13D.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,094,708 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,094,708 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,094,708 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on 264,645,981 shares of Common Stock outstanding as of September 9, 2021 as reported by the Issuer in its definitive proxy statement filed on September 9, 2021.

(1)	Excludes 333,333 shares of Common Stock issuable upon conversion of 110 shares of Series H Preferred Stock held by BRPI. See Item 6 of this Schedule 13D.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
BRF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
71,442,983 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
71,442,983 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,442,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on 264,645,981 shares of Common Stock outstanding as of September 9, 2021 as reported by the Issuer in its definitive proxy statement filed on September 9, 2021.

(1)	Excludes 2,621,212 shares of Common Stock issuable upon conversion of 865 shares of Series H Preferred Stock held by BRFI, which cannot be acquired by BRFI within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D.

(2)	Excludes 625,000 shares of Common Stock issuable upon exercise of the Warrants held by BRFI. See Item 6 of this Schedule 13D.

CUSIP No. 88339B102

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
76,190,859 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
76,190,859 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,190,859 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Percent of class is calculated based on 264,645,981 shares of Common Stock outstanding as of September 9, 2021 as reported by the Issuer in its definitive proxy statement filed on September 9, 2021.

(1)	Excludes 10,530,303 shares of Common Stock issuable upon conversion of the shares of the Issuer’s Series H Preferred Stock held by BRPLP, BRPI and BRFI, as applicable, which cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D.

(2)	Excludes 875,000 shares of Common Stock issuable upon exercise of Warrants held by BRPLP and BRPI. See Item 6 of this Schedule 13D.

This Amendment No. 2 (this “Amendment No. 2”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on November 27, 2020, as amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2021 (as amended, the “Original Schedule 13D” and, together with this Amendment No. 2, the “Schedule 13D”). Except as amended in this Amendment No. 2, the Original Schedule 13D remains in full force and effect. Terms defined in the Schedule 13D are used in this Amendment No. 2 as so defined, unless otherwise defined in this Amendment No. 2.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(1) B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A hereto (“Schedule A”) [NTD: I assume it makes sense to restate Schedule A for any changes since the last filing in directors and/or executive officers.] is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise described herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(2) BRC Partners Opportunity Fund, LP (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025.

(3) BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as the general partner of BRPLP.

(4) B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients.

(5) B. Riley Principal Investments, LLC (“BRPI”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPI is investing in securities.

(6) BRF Investments, LLC (“BRFI”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF Finance is investing in securities and other assets.

(7) Mr. Bryant R. Riley is an individual with a business office located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Mr. Riley is the Chairman and Co-Chief Executive Officer of BRF.

During the last five years, none of the Reporting Persons or any person listed on Schedule A has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock to which this Schedule 13D relates were issued upon the conversion of (i) 15,250 shares of Series J Preferred stock previously held of record by BRPI; (ii) 1,246 shares of Series J Preferred Stock previously held of record by BRPLP; (iii) Convertible Debentures previously held of record by BRPI and BRPLP; (iv) 3,367 shares of Series K Convertible Preferred Stock previously held of record by BRF Finance; and (v) 4,094,708 shares received by BRPI in consideration for the satisfaction of $2.8 million of indebtedness, plus accrued and unpaid interest, owed by the prior chief executive officer of the Issuer to BRPI, in each case, in connection with the transactions described in Item 6 of the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons purchased the shares of Common Stock and the Series H Preferred Stock convertible into the shares of Common Stock to which this Schedule 13D relates for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in Issuer securities at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of such securities; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons intend to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations.

Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of Issuer securities; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Currently, each of Daniel Schribman and Todd Sims, employees of a subsidiary of BRF, serve as members of the Board.

In addition to the information disclosed in this Schedule 13D, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional Issuer securities or dispose of some or all of the Issuer securities beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

1.	As of the date of hereof, (i) BRPLP beneficially owns directly 7,612,089 shares of Common Stock, representing 2.9% of the issued and outstanding Common Stock; (ii) BRPI beneficially owns directly 4,094,708 shares of Common Stock, representing 1.5% of the issued and outstanding Common Stock; and (iii) BRFI beneficially owns directly 71,442,983 shares of Common Stock, representing 27.0% of the issued and outstanding Common Stock. The calculations of the ownership percentages reported herein are based on a total of 264,645,981 shares of Common Stock issued and outstanding as of September 9, 2021 as reported by the Issuer in its definitive proxy statement, filed with the SEC on September 9, 2021. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock underlying the shares of Series H Preferred Stock and the Warrants directly held by BRPLP, BRPI and BRFI, which, in each case, cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation.

2.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRPLP.

3.	BRF is the parent company of BRPI. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRPI.

4.	BRF is the parent company of BRFI. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRFI.

5.	BRF and Mr. Riley may be deemed to indirectly beneficially own an aggregate of 83,149,780 shares of Common Stock, representing 31.4% of the Issuer’s issued and outstanding Common Stock as a result of the relationships described in Item 2 of this Schedule 13D. Each of BRF and Mr. Riley expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by BRPLP, BRPI and BRFI, except to the extent of its/his pecuniary interest therein.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons (subject to the Beneficial Ownership Limitation, to the extent applicable). The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

(c) Except for the information set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions related to the Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Settlement Agreement

BRPI, a subsidiary of BRF, was the holder of a loan to the former chief executive officer of the Issuer, secured by certain securities of the Issuer, which loan matured on February 12, 2021. The former chief executive officer failed to pay the amounts due at maturity and, following negotiation, the parties entered into a Settlement Agreement and Release of Claims pursuant to which the former chief executive officer agreed to convey to BRPI 4,094,078 shares of Common Stock and 110 shares of Series H Preferred Stock in satisfaction of his obligations under the loan. The securities were transferred effective October 6, 2021.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit
Number	Description

1	Settlement Agreement and Release of Claims, dated August 27, 2021

2	Joint Filing Agreement, dated as of October 12, 2021, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, LP, BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, B. Riley Principal Investments, LLC, BRF Investments, LLC and Bryant R. Riley.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2021

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, LP

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By: B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY Principal Investments, LLC

By:	/s/ Daniel Shribman
Name:	Daniel Shribman
Title:	President

BRF INVESTMENTS, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional Misstatements or Omissions of Fact Constitute Federal Criminal Violations
(see 18 U.S.C. 1001)

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States